UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2023

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ) 02.558.157/0001-62

Company Registry (NIRE) 35.3.001.5881-4

NOTICE TO SHAREHOLDERS

DELIBERATION OF INTEREST ON CAPITAL

Telefônica Brasil S.A. (“Company”) communicates to the Shareholders that its Board of Directors, at a meeting held on September 11, 2023, deliberated on the declaration of Interest on Capital (“IoC”), pursuant to Article 26 of the Company’s Bylaws, Article 9 of Law 9,249/95 and CVM Resolution 143/2022, in the gross amount of R$200,000,000.00 (two hundred million reais), withholding income tax at the rate of 15%, resulting in the net amount of R$170,000,000.00 (one hundred seventy million reais), based on the balance sheet of July 31, 2023. The amount per share is described in the table below:

Type of Payment	Declaration Date	Shareholding Position	Gross Amount per Share (R$)	Withholding Income Tax (15%)	Net Amount per Share (R$)
Interest on Capital	09/11/2023	09/22/2023	0.12073237961	0.01810985694	0.10262252267

As established in the article 26 of the Company’s Bylaws, said interest will be considered as part of the mandatory dividends for the fiscal year 2023, ad referendum of the General Shareholders’ Meeting to be held in 2024.

The IoC will be paid individually to each shareholder, based on the shareholding position in the Company’s records at the end of September 22, 2023. After this date, the shares will trade as “ex-interest”. The Interest on Capital will be paid by April 30, 2024, and the Company’s Executive Board is responsible for setting the exact date.

The amount per share of Interest on Capital may be adjusted in the future according to the Company’s shareholding base on September 22, 2023, due to possible acquisitions of shares under the Company's Share Buyback Program, with the intention of forthcoming alienation and/or cancellation.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ) 02.558.157/0001-62

Company Registry (NIRE) 35.3.001.5881-4

Shareholders who are immune to or exempt from income tax, in accordance with the current legislation, must prove such conditions by September 27, 2023, to the Shares and Custody Department of Banco Bradesco S.A., the depositary institution of the Company’s book-entry shares, located at Cidade de Deus, s/n, Prédio Amarelo Velho, subsolo – Vila Yara – Zip Code: 06029-900 – Osasco – SP.

São Paulo, September 11, 2023.

David Melcon Sanchez-Friera CFO and Investor Relations Officer Telefônica Brasil – Investor Relations Tel: +55 11 3430 3687 Email: ir.br@telefonica.com https://ri.telefonica.com.br/en

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	September 11, 2023	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director